Exhibit 99.1

Over Allotment Option Exercise

MAXIM PARTIALLY EXERCISES OVER-ALLOTMENT OPTION – US OFFERING LIFTED TO US$3.82 MILLION

highlights

●	Maxim Group LLC, sole underwriter of Chilwa’s Nasdaq IPO, has partially exercised its over-allotment option to purchase an additional 56,834 American Depositary Shares (ADSs), representing 568,340 ordinary shares.

●	The exercise adds US$317,702 (~A$0.45 million) in gross proceeds, priced at US$5.59 per ADS, being the US$5.60 IPO price less US$0.01 for the accompanying warrant.

●	Total gross proceeds from the US offering now stand at approximately US$3.82 million (~A$5.45 million).

●	The price equates to approximately A$0.80 per Chilwa ordinary share.

●	Additional funds strengthen Chilwa’s balance sheet as it advances three potential revenue streams across the Chilwa Critical Minerals Project: heavy mineral sands, ionic clay rare earths and the Nakombe niobium discovery.

Overview

Chilwa Minerals Limited (ASX: CHW, NASDAQ: CHWM) (Chilwa or the Company) is pleased to announce that Maxim Group LLC (Maxim) has partially exercised its over-allotment option granted under the underwriting agreement for the Company’s US initial public offering, and the option closing completed on 16 October 2026 (New York time).

Under the exercise, Maxim purchased 56,834 ADSs of the 92,000 available under the over-allotment option, with each ADS representing 10 ordinary shares, at US$5.59 per ADS. The Company has issued 568,340 fully paid ordinary shares underlying the ADSs. Gross proceeds are US$317,702, with net proceeds to Chilwa of US$292,286 after the underwriting discount. The exercise of the over-allotment option was for ADSs only.

This lifts total gross proceeds from the US offering to approximately US$3.82 million (approximately A$5.45 million), comprising the US$3.5 million base offering of 625,000 ADSs completed on 2 October 2026 and the over-allotment proceeds.

19 October 2026 | ASX Announcement OVER ALLOTMENT OPTION EXERCISE

The additional funds will be applied, consistent with the base offering, to further Chilwa’s mineral exploration activities, for working capital and for other general corporate purposes.

	ADSs	Ordinary shares	Gross proceeds (US$)
Base offering (2 Oct 2026)	625,000	6,250,000	3,500,000
Over-allotment (16 Oct 2026)	56,834	568,340	317,702
Total US offering	681,834	6,818,340	3,817,702

Following the issue, Chilwa has 104,922,682 fully paid ordinary shares on issue, and can issue up to a further 35,166 ADSs (at an issue price of US$5.59 per ADS) and 92,000 Warrants under the over-allotment option prior to its expiry on 16 November 2026. See the Company’s ASX announcement on 1 October 2026 for further details.

Chilwa Minerals’ Managing Director, Cadell Buss, commented:

“Maxim taking up additional ADSs at the IPO price is a clear vote of confidence from our underwriter, two weeks into life as a Nasdaq-listed company. It brings more US capital into Chilwa at a price equivalent to around A$0.80 per share and broadens our US shareholder base at the same time.

“These funds add to our capacity to advance all three of our potential revenue streams – heavy mineral sands, ionic clay rare earths and the Nakombe niobium discovery with its gallium, tantalum and rare earth credits. With a strong pipeline of exploration results ahead and our US Government funding application in hand, we look forward to delivering news flow to both our ASX and Nasdaq investors.”

ISSUE OF SECURITIES

Maxim Group LLC acted as sole book-running manager and underwriter for the offering. The US offering was made solely by means of a prospectus forming part of a registration statement on Form F-1 (File No. 333-297336) declared effective by the US Securities and Exchange Commission. Copies of the final prospectus may be obtained from the SEC’s website at http://www.sec.gov or from Maxim Group LLC, 300 Park Ave, 16th Floor, New York, New York 10022.

This announcement has been prepared for publication in Australia and may not be released in the United States. It does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The ADSs and warrants are not being offered to the public in Australia.

This announcement was authorised for release by the Board of Chilwa Minerals Limited.

– ENDS –

This Announcement has been authorised by the Managing Director.

For further information contact:

Cadell Buss

Founder and Managing Director

cbuss@chilwaminerals.com.au

www.chilwaminerals.com.au	Page 2 of 3

19 October 2026 | ASX Announcement OVER ALLOTMENT OPTION EXERCISE

Chilwa is an Australian mineral exploration company that was formed for the purpose of acquiring the Chilwa Critical Minerals Project (Project) from Luso Global Mining BV. Upon listing on the ASX in July 2023, Chilwa acquired 100% of the issued share capital of Chilwa Minerals Africa Limited, an entity incorporated in Malawi that holds the tenements that comprise the Project. Chilwa’s principal activities are mineral exploration at the Project. Chilwa’s ordinary shares trade on the ASX under the code CHW and its ADSs trade on the Nasdaq Capital Market under the symbol CHWM.

Cautionary Note Regarding Forward-Looking Statements

This announcement contains forward-looking statements about Chilwa and its industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this announcement, including statements regarding our future results of operations, financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and trends that we believe may affect Chilwa’s financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties, other factors and assumptions, including, among other things: our exploration activities and our business operations in general; sufficiency of our cash resources; our ability to profitably extract minerals; our ability to raise additional funding when needed; any statements concerning anticipated regulatory approvals or collaborative arrangements, including our ability to obtain governmental approvals and permits; our operational risks; our ability to remain compliant with the Australian Securities Exchange and Nasdaq’s continuing listing standards; our ability to remediate identified material weaknesses in our internal control over financial reporting; any statement of assumptions underlying any of the foregoing; and other risks and uncertainties, including those listed under “Risk Factors” in the US registration statement file on Form F-1. These risks are not exhaustive. New risk factors may emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward looking statements. Although the Company has attempted to identify important factors that cause results not to be as anticipated, estimated or intended, there can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward looking information. Forward looking information is made as of the date of this announcement and the Company does not undertake to update or revise any forward-looking information which is included herein, except in accordance with applicable securities laws.

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